

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

Via Facsimile
Mr. Andrew C. Florance
Chief Executive Officer
Costar Group, Inc.
1331 L Street, NW
Washington, DC 20005

> **Re:** **Costar Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 8-K/A Filed June 22, 2012**
> **File No. 000-24531**

Dear Mr. Florance:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 37

1.   We note your disclosure on page F-28 that EBITDA for your international segment has been negative for the past three years. We further note your disclosure on page F-24 that the company has not had sufficient taxable income historically to utilize the foreign deferred tax assets, and it is uncertain whether you will generate sufficient taxable income in the future to utilize the foreign deferred tax assets. However, your disclosure on page 37 indicates that as of October 31, 2011, the estimated fair value of each of your

reporting units substantially exceeded the carrying value of your reporting units. Please tell us the percentage by which the fair value of your international reporting unit exceeded the carrying value. Further, tell us how the actual cash flows achieved, to date, for your international reporting unit compare to the projected cash flows used in your discounted cash flows analysis, and what consideration you gave to disclosing the degree of uncertainty associated with the key assumptions used in determining fair value and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-13

2.   We note your recent accounting pronouncements disclosures include a discussion of standards that you have already adopted as well as those that were recently issued but not yet adopted. Please tell us why you believe a separate discussion of those standards that were adopted during each of the periods presented is necessary here. In this regard, it would seem that a discussion of recently adopted standards, which materially impact your operations, would be more appropriate within the applicable subheadings in your summary of significant accounting policies. As such, please consider revising your disclosures in future filings to limit your discussion here to the disclosures required by SAB Topic 11M - Disclosure of the Impact that Recently Issued Accounting Standards Will Have on the Financial Statements of the Registrant When Adopted in a Future Period.

Form 8-K/A Filed June 22, 2012

3.   We note that you incorporated LoopNet's December 31, 2011 Form 10-K and March 31, 2012 Form 10-Q into the Form 8-K/A filed on June 22, 2012. Please tell us how you considered Exchange Act Rule 12b-23(a)(3) to include the pertinent pages of the Form 10-K and Form 10-Q as an exhibit to the Form 8-K. In this regard, the financial statements that were incorporated by reference should have been filed with the Form 8-K/A. We refer you also to Compliance and Disclosure Interpretation 234.01 of the Exchange Act Rules available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief